Filed Pursuant to Rule 433
Registration Statement No. 333-249084

Best Buy Co., Inc.
Pricing Term Sheet

Priced on September 29, 2020

1.950% Notes due 2030

Issuer:	Best Buy Co., Inc.

Title of Securities:	1.950% Notes due 2030

Trade Date:	September 29, 2020

Settlement Date:	T + 2: October 1, 2020

Principal Amount:	$650,000,000

Coupon (Interest Rate):	1.950% per annum

Maturity Date:	October 1, 2030

Price to Public (Issue Price):	99.612% of principal amount

Yield to Maturity:	1.993%

Benchmark Treasury:	UST 0.625% due August 15, 2030

Benchmark Treasury Price and Yield:	99-26+ / 0.643%

Spread to Benchmark Treasury:	T + 135 basis points

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2021

Optional Redemption:	Prior to July 1, 2030, T + 25 basis points

Par Call:	On or after July 1, 2030

CUSIP / ISIN:	08652B AB5 / US08652BAB53

Expected Issuer Ratings*:	Baa1 (Stable) (Moody’s) BBB (Stable) (S&P)

Joint Bookrunners:	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BBVA Securities Inc. ICBC Standard Bank Plc MUFG Securities Americas Inc. RBC Capital Markets, LLC

Co-Managers:	BNP Paribas Securities Corp. Loop Capital Markets LLC Standard Chartered Bank Wells Fargo Securities, LLC

*Note: A credit rating of a security is not a recommendation to buy, sell or hold such security and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. Each of the ratings included herein should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-212-902-1171 or J.P. Morgan Securities LLC at 1-212-834-4533.

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